Prospectus Supplement (To Prospectus dated July 31, 2007)	Filed Pursuant to Rule 424(b)(5) Registration No. 333-121919

FARO Technologies, Inc.

1,650,000 Shares of Common Stock

We are offering up to 1,650,000 shares of our common stock to certain institutional investors in this offering. Our common stock is listed on the NASDAQ Global Market under the symbol “FARO.” The last reported sale price of our common stock on August 8, 2007 on the NASDAQ Global Market was $37.19 per share.

Robert W. Baird & Co. Incorporated is acting as lead placement agent and A.G. Edwards & Sons, Inc. is acting as co-placement agent in connection with this offering. The placement agents are not required to purchase or sell any shares of the common stock offered hereby nor are they required to sell any specific number of shares, but the placement agents will use their best efforts to arrange for the sale of all of the shares offered hereby.

Investing in our common stock involves risks. See “Risk Factors” incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Per Share	Total
Public offering price	$34.00	$56,100,000
Placement agents’ fees	$1.70	$2,805,000
Proceeds to us, before expenses	$32.30	$53,295,000

Because there is no minimum offering amount required as a condition to the closing of this offering, the actual offering amount, placement agents’ fees, and proceeds to us are not presently determinable and may be substantially less than the maximum amounts set forth above.

The shares offered hereby will be ready for delivery on or about August 14, 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Robert W. Baird & Co.	A.G. Edwards & Sons, Inc.

The date of this prospectus supplement is August 10, 2007

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ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is a supplement to the accompanying prospectus that is also a part of this document. This prospectus supplement and the accompanying prospectus, dated July 31, 2007, are part of a registration statement on Form S-3 (Registration No. 333-121919) that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under the shelf registration process, we may sell any combination of the securities described in the accompanying prospectus up to a total dollar amount of $125,000,000 of which this offering is a part.

This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus. In the prospectus, we provide you with a general description of the shares of our common stock that we are offering and specific information about the terms of this offering. Both this prospectus supplement and the accompanying prospectus include important information about us and about our common stock and other information you should know before investing. This prospectus supplement also adds, updates, and changes information contained in the accompanying prospectus. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superseded by the statements made in this prospectus supplement.

You should read both this prospectus supplement and the accompanying prospectus as well as the additional information described under the heading “Incorporation By Reference” on pages 17 and 18 of the accompanying prospectus before investing in our common stock. In addition to the documents listed on pages 17 and 18 of the accompanying prospectus, we are incorporating by reference any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus that is also part of this document. We have not authorized anyone to provide information different from that contained or incorporated in this prospectus supplement and the accompanying prospectus. We are offering to sell shares of common stock only in jurisdictions where offers and sales are permitted. The information contained or incorporated in this prospectus supplement and the accompanying prospectus is accurate only as of the date of such information, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of our common stock.

In this prospectus supplement, “we,” “us,” and “our company” refer to FARO Technologies, Inc., together with its subsidiaries, unless the context otherwise requires.

THE OFFERING

Common stock offered by us in this offering	1,650,000 shares

Common stock to be outstanding after this offering	16,587,123 shares

Risk factors	See the “Risk Factors” contained in our reports filed with the Securities and Exchange Commission, including our Annual Report on Form 10-K and our Quarterly Report on Form 10-Q for a discussion of factors that you should read and consider before investing in our common stock.

Use of proceeds	We intend to use the net proceeds from this offering for working capital and general corporate purposes. We also may use all or a portion of the net proceeds from this offering to acquire additional businesses or technologies, although we have no commitments or agreements in place with respect to any acquisition as of the date of this prospectus supplement. See “Use of Proceeds” in this prospectus supplement.

NASDAQ Global Market symbol	FARO

The number of shares of common stock that will be outstanding after this offering is based on 14,937,123 shares issued and outstanding as of August 1, 2007, assumes all 1,650,000 shares are sold in this offering, and excludes shares of common stock issuable upon the exercise of outstanding stock options under our equity incentive plans and shares of common stock available for future grants under our equity incentive plans.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of all 1,650,000 shares of common stock in this offering will be approximately $53.0 million, after deducting the placement agents’ fees and estimated offering expenses payable by us. We intend to use the net proceeds from this offering for working capital and general corporate purposes. We also may use all or a portion of the net proceeds from this offering to acquire additional businesses or technologies, although we have no commitments or agreements in place with respect to any acquisition as of the date of this prospectus supplement. Pending these uses, we intend to invest the net proceeds in investment-grade, interest-bearing securities.

As of the date of this prospectus supplement, we have not allocated specific amounts of the net proceeds from this offering for any specific purpose. Accordingly, we will have broad discretion over the use of the net proceeds from the sale of the common stock offered hereby.

PLAN OF DISTRIBUTION

We are offering the shares of common stock through placement agents. Subject to the terms and conditions of the placement agency agreement dated August 8, 2007, Robert W. Baird & Co. Incorporated and A.G. Edwards & Sons, Inc. have agreed to act as the exclusive placement agents in connection with this offering. The placement agents are not purchasing any shares of common stock offered by this prospectus supplement or the accompanying prospectus, nor are they required to arrange for the purchase or sale of any specific number or dollar amount of the shares of common stock, but have agreed to use best efforts to arrange for the sale of all of the shares offered.

There is no requirement that any minimum number of shares or dollar amount of shares of common stock be sold in this offering and there can be no assurance that we will sell all or any of the shares being offered. The placement agents propose to arrange for the sale to one or more purchasers of the shares of common stock offered pursuant to this prospectus supplement, and the accompanying prospectus directly through purchase agreements between each of the purchasers and us.

The agreement with purchasers of shares of our common stock which are to be sold pursuant to this prospectus supplement and the accompany prospectus provides that the obligations of the purchasers are subject to certain conditions, including (i) the accuracy of the representations and warranties made by us in the purchase agreement and the fulfillment of those undertakings by us in the purchase agreement to be fulfilled prior to the closing, and (ii) the condition that the placement agents shall not have terminated the placement agency agreement pursuant to the terms thereof or determined that the conditions to the closing in the placement agency agreement have not been satisfied.

Confirmations and definitive prospectuses will be distributed to all investors who agree to purchase the shares of common stock informing them of the closing date of the offering. We currently anticipate that closing of this offering will take place on August 14, 2007. Investors will also be informed of the date on which they must transmit the purchase price into the designated account.

We have agreed to pay to the placement agents aggregate placement agents’ fees equal to 5.0% of the gross proceeds from the sale of the shares of common stock in this offering, with Robert W. Baird & Co. Incorporated receiving 4.0% of such gross proceeds and A.G. Edwards & Sons, Inc. receiving 1.0% of such gross proceeds. The per share and total placement agents’ fees that we will pay to the placement agents in connection with the sale of the shares offered hereby, assuming the purchase of all of the shares offered hereby, will be $1.70 and $2,805,000, respectively.

Because there is no minimum offering amount required as a condition to closing in this offering, the actual total offering commissions, if any, are not presently determinable and may be substantially less than the maximum amount set forth above. We will not provide any member of the National Association of Securities Dealers, Inc., or NASD, or any independent broker-dealer with underwriter compensation, as that term is understood by the NASD’s conduct rules, in excess of 8% of the initial gross proceeds from the sale by such NASD member or independent broker-dealer of any common stock being offered hereby.

We have agreed to indemnify the placement agents against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”), and liabilities arising from breaches of representations and warranties contained in the placement agency agreement. We have also agreed to contribute to payments the placement agents may be required to make in respect of such liabilities.

The placement agency agreement with the placement agents and the form of purchase agreement with the investors are included as exhibits to our Current Report on Form 8-K that was filed with the Securities and Exchange Commission on August 9, 2007 in connection with this offering.

The transfer agent for our common stock is American Stock Transfer & Trust Company.

Lock-Up Agreements

Our directors and executive officers have agreed to certain lock-up provisions with regard to future sales of our common stock for a period of 90 days after the offering as set forth in the placement agency agreement, subject to limited extension in certain circumstances. The 90-day lock-up period will be extended to the extent either of the placement agents are providing research coverage of us and are subject to certain NASD rules if:

•	during the last 17 days of the 90-day lock-up period we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 90-day lock-up period we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period;

in which case the lock-up restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event, the announcement of the material news or the occurrence of a material event, unless such extension is waived in writing by Robert W. Baird & Co. Incorporated. Robert W. Baird & Co. Incorporated, in its sole discretion, may release the common stock subject to the lock-up agreements described above in whole or in part at any time with or without notice.

LEGAL MATTERS

The validity of the securities offered hereby have been passed upon for us by Foley & Lardner LLP, Tampa, Florida. Holland & Knight, Tampa, Florida, is acting as counsel for the placement agents in this offering.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”). In accordance with the Exchange Act, we file reports, proxy statements, and other information with the Securities and Exchange Commission. You can inspect and copy these reports, proxy statements, and other information at the Public Reference Room of the Securities and Exchange Commission, 100 F Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our Securities and Exchange Commission filings are also available on the Securities and Exchange Commission’s web site. The address of this site is http://www.sec.gov.

We have filed with the Securities and Exchange Commission a registration statement (which term includes all amendments, exhibits, and schedules thereto) on Form S-3 under the Securities Act with respect to the shares offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement because certain information has been incorporated into the registration statement by reference in accordance with the rules and regulations of the Securities and Exchange Commission. Please review the documents incorporated by reference for a more complete description of the matters to which such documents relate. The registration statement may be inspected at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 100 F Street, N.W., Washington, D.C. 20549 and is available to you on the Securities and Exchange Commission’s web site.

FARO Technologies, Inc.

1,650,000 Shares of Common Stock

Prospectus Supplement

August 10, 2007

Robert W. Baird & Co.

A.G. Edwards & Sons, Inc.